

YOU ARE THE STORY

Tony J. Gapastione · 2nd in

Director | Screenwriter | Producer | Diversity + Inclusion Advocate

San Francisco Bay Area · 500+ connections · **Contact info**

BraveMaker

Fuller Theological Se

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Brave Maker
BraveMaker

Coach and consult any artist or creative, and organizations (churches, schools, non...



Brave Maker
BraveMaker

Coach and consult any artist or creative, and organizations (churches, schools, non...

Neig
amaz

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Experience



Founder | Executive Director

BraveMaker · Full-time

Apr 2018 – Present · 2 yrs 7 mos

Redwood City, California

BraveMaker's mission is to invest in filmmakers an
gather audiences to engage in essential conversa

BraveMaker celebrates diversity and aspires to he
through guided discussions and powerful authent
elevate brave voices.

Brave stories change the world.



Writer | Director | Producer | On-Camera T

SonCity Media

Sep 2012 – Present · 8 yrs 2 mos

* Produce, write and direct award-winning media
including gang violence, substance abuse, the obj
human trafficking

* Collaborate with 100+ clients, including nonprofi



Pastor & Creative Director

Peninsula Covenant Church

Jun 1998 – May 2018 · 20 yrs

Redwood City, California

* Direct media arts and engagement in 1000 mem
* Lead weekly discussions and presentations to 4
with attendees through performances, music, pro
* Manage creative team of 15+ members in weekl

Team Member (Formally Social Media Ambassador)

Windrider Film Forum-Bay Area

Jan 2010 – Aug 2017 · 7 yrs 8 mos

Menlo Atherton Performing Arts Center

* Travel to annual Sundance Film Festival to preview new media. Coordinate with producers,
directors and agents to bring 3 films and associated leaders to Bay Area each year
* Facilitate Q&A sessions between filmmakers and audiences of 500+ to boost community
engagement   **...see mor**



Founder and Board Member

Street Life Ministries

Jun 2001 – May 2016 · 15 yrs

Menlo Park & Redwood City California

* Launched small, bi-weekly meal program and tra
assisting underserved communities and 1,000+ ho
* Increased nonprofit annual budget from less tha

Show 1 more experience ⌄

Education



Fuller Theological Seminary
Master's degree, Theology/Theological Studies
2007 – 2010
Activities and Societies: Windrider Film Committe

Studied theology.

North Park University
Bachelor's degree, Bible/Biblical Studies
1996 – 1998

Studied Biblical Studies, participated in many stud

Skills & Endorsements

Public Speaking · 61

Endorsed by **Charlie Piehler, who is highly
skilled at this**



Film Production · 15

Jag From Just Add Gratitude and 14 connections have given endorsements for this skill

Leadership · 42

Endorsed by **Charlie Piehler, who is highly
skilled at this**

 Endorsed by **5 of Tony J.'s colleagues at
Peninsula Covenant Church**

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Recommendations

Received (16)   Given (8)

Crystal Cardenas
Talent Development &
Organizational Success |
Leadership Coach |
Storyteller

July 26, 2020, Crystal worked
with Tony J. but at different
companies

I am continuously s
action at BraveMak
immediately kicked
thrilled to bring Tor
employees for an e

Rebekah A.
Creative Development at
BraveMaker

June 13, 2019, Tony J. worked
with Rebekah in the same group

Working alongside
has been an absolu
and even in stressfι
project that he has
been a great experi

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